FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR MARCH 26, 2002

Telefónica Móviles, S.A.
(Exact name of Registrant as specified in its charter)

Telefónica Mobile, Inc.
(Translation of Registrant's name into English)

Goya, 24
28001 Madrid, Spain 3491-423-4004
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA MÓVILES, S.A.

TABLE OF CONTENTS

Telefónica Móviles

Following please find additional explanation to the effects of the Argentinean situation of the financial statement of Telefónica Móviles, S.A.

As explained in the company's audited annual accounts and as stated in the company's presentations of results, the Telefónica Móviles Group, given its international implementation, has been affected, as have other corporations, by the effects derived from the economic situation in Argentina.

In this respect, the difficult climate Argentina is suffering has been reflected in the development of the business lines in the country, in spite of the fact that measures were taken throughout the financial year to try to minimise the impact of the crisis by means of cutting costs and investments, hedge funding policies and stricter control of delays in payment.

At the 31st of December 2001, there was no explicit exchange rate of the Argentinean peso, which could, with regard to the euro, be identified as representative, and, as a result of a regulating decision, there was a devaluation of the Argentinean currency with respect to the euro in the first days of 2002, a circumstance that was later valued by the market.

Taking into account Spanish accounting standards, express communications from the "Instituto de Contabilidad y Auditoría de Cuentas" on how to handle this devaluation at the close of 2001 and current international accounting pronouncements, Telefónica Móviles Group has used an exchange rate of 1 US dollar for 1.7 Argentinian pesos in its financial statements as the first representative exchange rate in the markets after the 31st of December 2001 and after the above-mentioned devaluation occurred.

The exposure of the Telefónica Móviles Group in Argentinean companies at the 31st of December 2001 came to 494 million euros, including the net worth assignable in these investments and the internal financing lent.

The consolidated financial statements of 2001 of the Telefónica Móviles Group, in accordance with the above-mentioned premises, show negative impacts in the profit and loss account and in the heading "Consolidation exchange differences" of the company's Capital and Reserves to the value of 42 and 255 million euros, respectively.

The individual financial statements of Telefónica Móviles, S.A. includes an additional negative effect of 20 million euros in the profit and loss account besides the 297 million euros recorded in the consolidated financial statements.

In addition, a more current exchange rate (22nd of March 2002), which was 1 US dollar for 3.10 Argentinean pesos, would indicate some negative effects in addition to those already mentioned in the consolidated profit and loss account and in the heading "Consolidation exchange differences" of 40 and 131 million euros, respectively. The financial statements of the first quarter of 2002 and following will show the corresponding impacts at all times.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA MÓVILES, S.A.

By: /s/
Name: LUIS LADA
Title: CHAIRMAN & CEO

Date: March 26, 2002